February 23, 2012

Filed Via SEDAR

Alberta Securities Commission

British Columbia Securities Commission

Saskatchewan Financial Securities Commission

Manitoba Securities Commission

Autorité des Marches Financiers

Ontario Securities Commission

New Brunswick Securities Commission

Nova Scotia Securities Commission

Prince Edward Island Securities Office

Newfoundland and Labrador Securities Commission

Toronto Stock Exchange

Dear Sirs,

Re:

Eldorado Gold Corporation

We  are  pleased  to  advise  you  of  the  details  of  the  upcoming  meeting  of  the  shareholders  of  Eldorado  Gold Corporation:

Meeting Type:

Annual General

CUSIP/ISIN:

284902103/CA2849021035

Meeting Date:

May 3, 2012

Record Date for Notice:

March 21, 2012

Record Date for Voting:

March 21, 2012

Beneficial Ownership Determination Date:

March 21, 2012

Class of Securities Entitled to Receive Notice:

Common

Class of Securities Entitled to Vote:

Common

Meeting Location:

Vancouver, BC

We are filing this information in compliance with the Canadian Securities Administrators' National Instrument 54 - 101 regarding Shareholder Communication, and in our capacity as the agent for  Eldorado Gold Corporation.

Regards,

“Ramie Lousa”

Ramie Lousa

Senior Manager

Client Services